UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

______________________

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 15, 2017 titled “Arcos Dorados Reports Fourth Quarter & Full Year 2016 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 15, 2017

 Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS FOURTH QUARTER & FULL YEAR 2016

FINANCIAL RESULTS

Achieved full year Adjusted EBITDA margin expansion and strong Net Income growth. Announces new restaurant opening and reinvestment plan for the period 2017-2019.

Montevideo, Uruguay, March 15, 2017 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, today reported unaudited results for the fourth quarter and audited results for the full year ended December 31, 2016.

Fourth Quarter 2016 Key Results

•	As reported consolidated revenues increased 5.5% to $807.2 million versus the fourth quarter of 2015. On a constant currency basis[1], consolidated revenues grew 14.2%, or 8.8% excluding Venezuela.

•	Systemwide comparable sales rose 16.4% year-over-year, or 9.2% excluding Venezuela.

•	Adjusted EBITDA decreased 10.4% to $86.3 million compared with the prior-year quarter, which included a non-recurring tax recovery.

•	Consolidated Adjusted EBITDA margin contracted 190 basis points. Excluding the aforementioned non-recurring item from last year’s result, Adjusted EBITDA margin increased 240 basis points versus the prior year quarter.

•	As reported General and Administrative expenses (G&A) decreased by $11.9 million, or 15.9% year-over-year, generating leverage of 200 basis points as a percentage of revenues.

•	As reported net income expanded to $21.2 million, from $5.6 million in the year-ago period.

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1 For a definition of constant currency results please refer to page 16 of this document.

Full Year 2016 Key Results

•	As reported consolidated revenues decreased 4.1% to $2.93 billion in 2016. On a constant currency basis, consolidated revenues grew 13.9%, or 10.3% excluding Venezuela.

•	Systemwide comparable sales rose 14.4% year-over-year, or 9.6% excluding Venezuela.

•	Adjusted EBITDA increased 3.6% to $238.4 million year-over-year. Excluding the non-recurring tax recovery from last year’s result, Adjusted EBITDA increased 20.7%.

•	Consolidated Adjusted EBITDA margin expanded 60 basis points in 2016, or 160 basis points excluding the non-recurring item.

•	As reported G&A decreased by $49.6 million in 2016, or 18.3% year-over-year, generating leverage of 130 basis points as a percentage of revenues.

•	As reported net income was $78.8 million, up from a net loss of $51.6 million in 2015.

“We ended the year strongly, achieving mid-teen constant currency revenue growth and a 240 basis point increase in the fourth quarter Adjusted EBITDA margin, excluding a one-time impact in 2015. The result reflects the success of our marketing initiatives and the operating leverage we have achieved by streamlining our cost structure and capturing efficiencies in our restaurant operations. These management actions, combined with successful efforts to reduce debt levels, position Arcos Dorados as a leaner, more efficient organization with a stronger balance sheet. Our new three-year strategic plan builds on prior achievements, while expanding our leading footprint and modernizing our restaurant base through enhanced digital capabilities and technology. Our redesigned affordability platform and new product launches are giving our customers more reasons to visit us more often. Having solidified our foundation, we are well positioned to take advantage of a pickup in consumption trends and economic activity in our main markets”, said Sergio Alonso, Chief Executive Officer of Arcos Dorados.

Fourth Quarter 2016 Results

Consolidated

Figure 1. AD Holdings Inc Consolidated: Key Financial Results

(In millions of U.S. dollars, except as noted)

	4Q15 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q16 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,141			2,156	0.7%

Sales by Company-operated Restaurants	733.9	(62.9)	99.5	770.5	5.0%	13.6%
Revenues from franchised restaurants	31.1	(3.5)	9.1	36.7	17.9%	29.3%
Total Revenues	765.0	(66.4)	108.6	807.2	5.5%	14.2%
Systemwide Comparable Sales						16.4%
Adjusted EBITDA	96.3	(4.8)	(5.2)	86.3	-10.4%	-5.4%
Adjusted EBITDA Margin	12.6%			10.7%
Net income (loss) attributable to AD	5.6	2.5	13.1	21.2	281.0%	235.7%
No. of shares outstanding (thousands)	210,539			210,711
EPS (US$/Share)	0.03			0.10

(4Q16 = 4Q15 + Currency Translation + Constant Currency Growth). Refer to “Definitions” section for further detail.

Arcos Dorados’ fourth quarter as reported revenues increased 5.5% as constant currency revenue growth of 14.2% more than offset the negative impact of currency translation. While the Brazilian real appreciated 14% year-over-year in the fourth quarter, the Argentine peso and Venezuelan bolivar depreciated significantly, impacting as reported figures. Constant currency revenue growth reflected a 16.4% expansion in systemwide comparable sales, mainly driven by average check growth. Traffic was relatively flat in the quarter.

Adjusted EBITDA ($ million)

Breakdown of main variations contributing to 4Q16 Adjusted EBITDA

Fourth quarter consolidated as reported Adjusted EBITDA decreased 10.4%, mainly due to the $32.6 million one-time net PIS/COFINS recovery recorded in the Brazil division in the same quarter of 2015. Excluding the aforementioned impact, as reported Adjusted EBITDA increased 35.4%. Currency translation impact included the significant year-over-year average depreciation of key currencies. The Argentine peso depreciated 52% and the Venezuelan bolivar depreciated 230%, the impacts of which were partially offset by the 14% appreciation of the Brazilian real. Excluding the PIS/COFINS recovery, Brazil was the key contributor to Adjusted EBITDA during the quarter, followed by the Caribbean division and NOLAD, while SLAD’s result declined due to margin contraction and the year-over-year depreciation of the Argentine peso.

The Adjusted EBITDA margin contracted by 190 basis points to 10.7%, mainly due to margin declines in Brazil and SLAD, partially offset by margin increases in the Caribbean and NOLAD divisions. The prior year quarter included a non-recurring $32.6 million net PIS/COFINS recovery within the line “Other operating income (expenses), net”. The comparison with this non-recurring item more than offset lower Food and Paper (F&P), Payroll and G&A expenses as a percentage of revenues. Excluding the non-recurring item from the prior year quarter’s results, the Adjusted EBITDA margin increased 240 basis points.

As reported, consolidated G&A decreased by 15.9% year-over-year, or 200 basis points as a percentage of revenues. Importantly, G&A declined by 5.6% year-over-year on a constant currency basis versus the fourth quarter of 2015, which included a $15.8 million charge related to the reorganization plan implemented toward the end of last year.

Consolidated – excluding Venezuela

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	4Q15 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q16 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,007			2,023	0.8%

Sales by Company-operated Restaurants	722.2	(28.1)	61.4	755.5	4.6%	8.5%
Revenues from franchised restaurants	29.6	0.6	4.7	34.9	17.8%	15.7%
Total Revenues	751.9	(27.5)	66.1	790.4	5.1%	8.8%
Systemwide Comparable Sales						9.2%
Adjusted EBITDA	96.3	5.9	(18.4)	83.8	-13.0%	-19.1%
Adjusted EBITDA Margin	12.8%			10.6%
Net income (loss) attributable to AD	5.5	6.1	5.6	17.2	210.8%	100.8%
No. of shares outstanding (thousands)	210,539			210,711
EPS (US$/Share)	0.03			0.08

Excluding the Company’s Venezuelan operation, as reported revenues increased 5.1% year-over-year, while constant currency growth was 8.8%. The appreciation of the Brazilian real more than offset the depreciation of the Argentine peso, as well as other currencies in the Company’s territory, including the Mexican peso. Constant currency revenue growth was supported by a 9.2% increase in systemwide comparable sales, driven by average check growth and modestly positive traffic.

Adjusted EBITDA decreased 13.0% on an as reported basis, or 19.1% in constant currency terms, mainly due to the comparison with the non-recurring $32.6 million net PIS/COFINS recovery recorded in the Brazil division in the same quarter of last year. Excluding the aforementioned impact, as reported Adjusted EBITDA increased 31.5%. The Adjusted EBITDA margin contracted 220 basis points to 10.6%, with efficiencies in F&P and Payroll costs more than offset by the comparison with last year’s non-recurring item. Excluding this item, the Adjusted EBITDA margin increased 210 basis points.

Non-operating Results

Non-operating results for the fourth quarter reflected a $3.5 million foreign currency exchange gain, versus a loss of $6.1 million last year. The positive result was mainly explained by the appreciation of the Brazilian real and the impact of the depreciation of the Mexican peso on the dollar-denominated proceeds from the asset sales in Mexico. Interest expenses were lower on the 2023 USD notes due to the reduced principal balance based on the successful debt reduction initiative, which was more than offset by higher interest expenses on the BRL-denominated debt. Additionally, the Company reversed a provision which resulted in net interest expense of $13.6 million in the quarter.

The Company reported an income tax expense of $18.9 million in the quarter, compared to an income tax expense of $21.7 million in the prior year period.

Fourth quarter net income attributable to the Company totaled $21.2 million, compared to net income of $5.6 million in the same period of 2015. While operating income was broadly stable year-over-year, the improvement reflects a positive variance in foreign exchange results, coupled with lower net interest and income tax expenses. Net income included $10.4 million from the Company’s asset monetization initiatives (redevelopment and refranchising).

The Company reported earnings per share of $0.10 in the fourth quarter of 2016, compared to earnings per share of $0.03 in the previous corresponding period. Total weighted average shares for the fourth quarter of 2016 were 210,711,212, as compared to 210,538,896 in the fourth quarter of 2015, reflecting the issuance of shares as a result of the partial vesting of restricted share units.

Analysis by Division2:

Brazil Division

Figure 3. Brazil Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	4Q15 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q16 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	883			902	2.2%

Total Revenues	333.4	53.9	(9.1)	378.2	13.4%	-2.7%
Systemwide Comparable Sales						0.1%
Adjusted EBITDA	73.5	9.1	(19.5)	63.1	-14.1%	-26.5%
Adjusted EBITDA Margin	22.0%			16.7%

Brazil’s as reported revenues increased by 13.4%, supported by a 14% year-over-year average appreciation of the Brazilian real. Excluding the benefit of currency translation, constant currency revenues decreased 2.7% year-over-year with flat systemwide comparable sales in the quarter. This was mainly due to the refranchising of certain company-operated restaurants during the last twelve months. The shift to a greater percentage of franchised restaurants negatively impacts consolidated revenue, as company-operated restaurant sales are replaced by rental income received from the Company’s sub-franchisees. In the quarter, average check growth was offset by a modest decline in traffic against a backdrop of continued soft consumer spending.

Marketing activities in the quarter included the launch of the new affordability platform “Clássicos do Dia” or “Daily Classics,” which helped improve traffic trends amid a tough consumer environment in the country. Also in the quarter, the Company launched the Crispy Onion BBQ premium burger as part of the Signature Line and the McFlurry M&Ms, among others.

As reported Adjusted EBITDA decreased 14.1% year-over-year and 26.5% on a constant currency basis. The Adjusted EBITDA margin contracted 530 basis points to 16.7%, mainly as a result of the comparison with the non-recurring $32.6 million net PIS/COFINS recovery recorded in the same quarter of 2015. This more than offset efficiencies in F&P, Payroll and G&A expenses as a percentage of revenues. Excluding the non-recurring item, Brazil’s Adjusted EBITDA margin expanded 440 basis points. Additionally, fourth quarter Adjusted EBITDA included $5.1 million from the Company’s refranchising initiative, compared with $1.8 million in the prior-year quarter.

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2 As of January 1, 2016, the Company reallocated certain expenses previously included in the corporate segment to the operating divisions in order to align the financial statement presentation with the revised allocation used by the Company’s management as from that date. In accordance with ASC 280, Segment Reporting, the Company has restated its comparative segment information based on the new allocation of expenses.

NOLAD

Figure 4. NOLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	4Q15 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q16 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	518			517	-0.2%

Total Revenues	96.1	(8.4)	8.0	95.8	-0.4%	8.3%
Systemwide Comparable Sales						6.6%
Adjusted EBITDA	10.0	(0.4)	0.8	10.3	3.2%	7.7%
Adjusted EBITDA Margin	10.4%			10.8%

NOLAD’s as reported revenues decreased 0.4% year-over-year as constant currency growth of 8.3% was more than offset by currency translation impacts, mainly derived from the 19% year-over-year average depreciation of the Mexican peso. Systemwide comparable sales increased 6.6%, driven by average check growth combined with an increase in traffic across the division.

Marketing initiatives in the quarter included the launch of the Mega Mac and Grand Big Mac campaign and the continuation of the new affordability platform in Mexico. Also in the quarter, marketing activities included the launch of the McFlurry Hershey’s Almond Bites in the Dessert category and Power Girls & Justice League in the Happy Meal, among others.

As reported Adjusted EBITDA increased by 3.2%, or 7.7% on a constant currency basis, continuing the trend of solid performance and margin expansion. The Adjusted EBITDA margin increased 40 basis points to 10.8% in the fourth quarter, mainly driven by efficiencies in G&A, which more than offset higher Payroll and F&P costs as a percentage of revenues.

SLAD

Figure 5. SLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	4Q15 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q16 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	384			384	0.0%

Total Revenues	230.2	(73.1)	64.5	221.6	-3.7%	28.0%
Systemwide Comparable Sales						29.0%
Adjusted EBITDA	25.7	(6.4)	2.1	21.4	-16.6%	8.3%
Adjusted EBITDA Margin	11.2%			9.7%

SLAD’s as reported revenues decreased 3.7% mainly due to the 52% year-over-year average depreciation of the Argentine peso. On a constant currency basis, revenues increased 28.0% year-over-year. Systemwide comparable sales increased 29.0%, primarily driven by average check growth and an increase in traffic.

Marketing activities in the quarter included a new affordability platform built on core products in Argentina, “Combo del Día,” and the launch of the Crispy Onion BBQ premium burger as part of the Signature Line. The Happy Meal performed well with Power Girls & Justice League along with Adventure Time while the McFlurry “Abuela Goye” promotion continued in the Dessert category.

Adjusted EBITDA decreased 16.6% on an as reported basis but rose 8.3% in constant currency terms. The Adjusted EBITDA margin contracted 150 basis points to 9.7%, driven by higher F&P and Occupancy and Other Operating expenses. These factors were partially offset by efficiencies in Payroll costs as a percentage of revenues.

Caribbean Division

Figure 6. Caribbean Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	4Q15 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q16 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	356			353	-0.8%

Total Revenues	105.3	(38.9)	45.2	111.6	6.0%	43.0%
Systemwide Comparable Sales						59.2%
Adjusted EBITDA	2.5	(10.7)	16.1	8.0	213.9%	635.0%
Adjusted EBITDA Margin	2.4%			7.2%

The Caribbean division’s as reported revenues increased 6.0%, as constant currency growth exceeded currency translation impacts derived from the remeasurement of the results of the Venezuelan operation at a weaker year-over-year average exchange rate. Revenues in constant currency rose 43.0% year-over-year. Systemwide comparable sales increased 59.2%, with inflation-driven average check growth more than offsetting a modest decrease in traffic.

In Colombia, marketing initiatives in the quarter included the launch of the Mushroom Dijon burger as part of the Signature Line and the McFlurry Cocosette in the Dessert category, among others. Also in the quarter, the Company continued the Talking Tom property in the Happy Meal and updated the affordability platform.

As reported Adjusted EBITDA totaled $8.0 million in the fourth quarter, compared with $2.5 million in the prior year quarter. The Adjusted EBITDA margin expanded to 7.2% from 2.4%, driven by efficiencies in all key cost line items.

Caribbean Division – excluding Venezuela

Figure 7. Caribbean Division - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	4Q15 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q16 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	222			220	-0.9%

Total Revenues	92.2	0.0	2.7	94.9	3.0%	2.9%
Systemwide Comparable Sales						2.5%
Adjusted EBITDA	2.6	0.0	3.0	5.5	116.7%	115.6%
Adjusted EBITDA Margin	2.8%			5.8%

As reported revenues in the Caribbean division, excluding Venezuela, increased 3.0%, largely driven by constant currency growth. The 2.5% expansion in comparable sales resulted from higher volume in the quarter. Revenue growth was supported by the ongoing strong performance of the Colombian operation.

Adjusted EBITDA totaled $5.5 million, compared to $2.6 million in the same period of 2015. The Adjusted EBITDA margin expanded 300 basis points to 5.8%, mainly driven by efficiencies in F&P costs and Occupancy expenses from franchised restaurants, partially offset by higher G&A expenses and Occupancy and Other Operating expenses as a percentage of revenues.

New Unit Development

Figure 8. Total Restaurants (eop)*
	December 2016	September 2016	June 2016	March 2016	December 2015
Brazil	902	890	884	883	883
NOLAD	517	515	516	516	518
SLAD	384	383	382	382	384
Caribbean	353	352	353	355	356
TOTAL	2,156	2,140	2,135	2,136	2,141
LTM Net Openings	15	18	15	17	20
* Considers Company-operated and franchised restaurants at period-end

The Company opened 33 new restaurants during the twelve-month period ended December 31, 2016, resulting in a total of 2,156 restaurants. Also during the period, the Company added 140 Dessert Centers, bringing the total to 2,745. McCafés totaled 316 as of December 31, 2016.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were $194.8 million at December 31, 2016. The Company’s total financial debt (including derivative instruments) was $610.2 million. Net debt was $415.4 million and the Net Debt/Adjusted EBITDA ratio was 1.7x at December 31, 2016.

Cash provided by operating activities totaled $104.0 million for the quarter, while cash used in financing activities amounted to $1.5 million. Cash used in net investing activities totaled $17.5 million, which included $22.2 million from asset monetization proceeds less total capital expenditures of $40.2 million.

Figure 9. Consolidated Financial Ratios (In thousands of U.S. dollars, except ratios)
	December 31	December 31
	2016	2015
Cash & cash equivalents	194,803	112,519
Total Financial Debt (i)	610,170	650,452
Net Financial Debt (ii)	415,367	537,933
Total Financial Debt / LTM Adjusted EBITDA ratio	2.6	2.8
Net Financial Debt / LTM Adjusted EBITDA ratio	1.7	2.3
(i)Total financial debt includes short-term debt, long-term debt and derivative instruments (including the asset portion of derivatives amounting to nil and $6.7 million as a reduction of financial debt as of December 31, 2016 and December 31, 2015, respectively).
(ii) Total financial debt less cash and cash equivalents.

Full Year 2016

The depreciation of key currencies within the region more than offset constant currency revenue growth of 13.9% for the twelve months ended December 31, 2016. As a result, the Company’s as reported revenues declined 4.1% to $2.93 billion. As reported Adjusted EBITDA was $238.4 million in 2016, a 3.6% increase compared to 2015. On a constant currency basis, Adjusted EBITDA increased 26.2%. The reported Adjusted EBITDA margin expanded 60 basis points to 8.1%. Excluding the non-recurring $32.6 million net PIS/COFINS recovery recorded in the fourth quarter of last year, the consolidated Adjusted EBITDA grew 20.7% with a margin expansion of 160 basis points for the year. On the cost side, efficiencies in G&A expenses and Payroll costs more than offset higher F&P costs as a percentage of revenues. Adjusted EBITDA benefited from G&A savings as a result of the optimization plan carried out in the fourth quarter of 2015. Additionally, Adjusted EBITDA included $16.5 million from the refranchising of some company-operated restaurants primarily in Brazil.

For the full year 2016, the Company reported consolidated net income of $78.8 million, compared with a loss of $51.6 million in 2015. The positive variance reflects stronger operating results in 2016, which included $69.4 million from asset monetization initiatives (redevelopment and refranchising), coupled with a positive foreign exchange result, partially offset by higher income tax and net interest expenses.

Excluding the Venezuelan operation, the Company’s revenues declined 4.5%, but increased 10.3% on a constant currency basis. Adjusted EBITDA decreased 1.0%, as reported, and increased 8.8% in constant currency terms. The reported Adjusted EBITDA margin expanded 30 basis points to 8.3%, as leverage in G&A and Payroll costs more than offset higher F&P costs as a percentage of revenues. Excluding the non-recurring $32.6 million net PIS/COFINS recovery recorded in the fourth quarter of last year, the consolidated Adjusted EBITDA grew 14.6% with a margin expansion of 140 basis points for the year.

Cash provided by operating activities totaled $164.2 million for the year, while cash used in financing activities amounted to $113.0 million. Cash provided from net investing activities totaled $23.0 million, which included $113.4 million from asset monetization proceeds less total capital expenditures of $92.3 million.

2017 Annual Guidance and Longer-term Outlook

2017 Annual Guidance

For the full year 2017, the Company expects to open between 45 and 50 new restaurants and will continue to evaluate its existing restaurant base for optimization opportunities. The Company expects total capital expenditures to be between $150 and $180 million.

Longer-term Outlook

The Company expects cash flow generation to grow over the next three years as the local economies recover and the Company captures additional topline growth as a result of Management’s strategy to focus on increasing restaurant volumes.

Total capital expenditures for 2017 to 2019 are expected to be approximately $500 million. The Company will continue targeting a Net Debt to Adjusted EBITDA ratio below 2.5x.

Quarter Highlights & Recent Developments

Asset Monetization Initiative

The Company received cumulative cash proceeds of around $135.0 million through December 31, 2016 from its asset monetization initiatives since its inception. Approximately $105.0 million pertained to the redevelopment of certain real estate assets in Mexico and $30.0 million to the refranchising of company-operated restaurants, primarily in Brazil.

Based on existing deals, the Company expects the cumulative redevelopment proceeds, since inception, to total approximately $150 million by the end of 2017. The main goal of the redevelopment initiative was to reduce debt levels. The Company has decided not to pursue additional re-development deals at this time, as the stated debt reduction targets have been achieved.

Capital Structure Optimization

The Company is seeking to optimize the terms and composition of its long term debt, without materially increasing its total debt levels, subject to market conditions. Further details will be communicated as appropriate.

Reinvestment and Restaurant Opening Plans for 2017-2019

The Company reached an agreement with McDonald’s Corporation related to the restaurant opening and reinvestment plan for the three-year period commenced on January 1, 2017. Under the agreement, the Company committed to open 180 new restaurants and to reinvest $292 million in existing restaurants. In addition, McDonald’s Corporation agreed to provide growth support for the same period. The Company projects that the impact of this support could result in an effective royalty rate of 5.3% in 2017, 5.7% in 2018 and 5.9% in 2019.

Investor Relations Contact Daniel Schleiniger Vice President of Corporate Communications & Investor Relations Arcos Dorados daniel.schleiniger@ar.mcd.com +54 11 4711 2675 www.arcosdorados.com/ir	Media Contact MBS Value Partners Katja Buhrer katja.buhrer@mbsvalue.com +1 917 969 3438

Definitions:

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues, and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis.

To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises over 2,100 McDonald’s-branded restaurants with over 90,000 employees and is recognized as one of the best companies to work for in Latin America. Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for 2017. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Use of Non-GAAP Financial Measures

In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating expenses, net and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment, write-offs and related contingencies of property and equipment, impairment of long-lived assets and goodwill, stock-based compensation in connection with the Company’s initial public listing, the ADBV Long-Term Incentive Plan incremental compensation from modification, and reorganization and optimization plan expenses.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. For more information, please see Adjusted EBITDA reconciliation in Note 21 of our quarterly financial statements (6-K Form) filed today with the S.E.C.

Fourth Quarter & Full Year 2016 Consolidated Results

(In thousands of U.S. dollars, except per share data)

Figure 11. Fourth Quarter & Full Year 2016 Consolidated Results (In thousands of U.S. dollars, except per share data)
	For Three-Months ended		For Twelve-Months ended
	December 31,		December 31,
	2016	2015	2016	2015
REVENUES
Sales by Company-operated restaurants	770,478	733,880	2,803,334	2,930,379
Revenues from franchised restaurants	36,681	31,106	125,296	122,361
Total Revenues	807,159	764,986	2,928,630	3,052,740
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(272,523)	(260,688)	(1,012,976)	(1,037,487)
Payroll and employee benefits	(162,400)	(161,964)	(607,082)	(660,773)
Occupancy and other operating expenses	(194,882)	(193,787)	(752,428)	(793,622)
Royalty fees	(39,389)	(37,188)	(142,777)	(149,089)
Franchised restaurants - occupancy expenses	(15,075)	(12,191)	(55,098)	(54,242)
General and administrative expenses	(63,258)	(75,192)	(221,075)	(270,680)
Other operating income (expenses), net	(5,535)	29,302	41,386	6,560
Total operating costs and expenses	(753,062)	(711,708)	(2,750,050)	(2,959,333)
Operating income	54,097	53,278	178,580	93,407
Net interest expense	(13,647)	(16,728)	(66,880)	(64,407)
Gain (Loss) from derivative instruments	(3,013)	(2,672)	(3,065)	(2,894)
Foreign currency exchange results	3,454	(6,081)	32,354	(54,032)
Other non-operating expense, net	(798)	(445)	(2,360)	(627)
Income (loss) before income taxes	40,093	27,352	138,629	(28,553)
Income tax (expense) benefit	(18,909)	(21,739)	(59,641)	(22,816)
Net income (loss)	21,184	5,613	78,988	(51,369)
Less: Net income attributable to non-controlling interests	(33)	(62)	(178)	(264)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	21,151	5,551	78,810	(51,633)
Earnings (loss) per share information ($ per share):
Basic net income per common share	$ 0.10	$ 0.03	$ 0.37	$ (0.25)
Weighted-average number of common shares outstanding-Basic	210,711,212	210,538,896	210,646,955	210,436,232
Adjusted EBITDA Reconciliation
Operating income	54,097	53,278	178,580	93,407
Depreciation and amortization	18,643	27,456	92,969	110,715
Operating charges excluded from EBITDA computation	13,536	15,584	(33,104)	26,049
Adjusted EBITDA	86,276	96,318	238,445	230,171
Adjusted EBITDA Margin as % of total revenues	10.7%	12.6%	8.1%	7.5%

Fourth Quarter & Full Year 2016 Results by Division

(In thousands of U.S. dollars)

Figure 12. Fourth Quarter & Full Year 2016 Consolidated Results by Division (In thousands of U.S. dollars)
	4Q				FY
	Three-Months ended		% Incr.	Constant	Twelve-Months ended		% Incr.	Constant
	December 31,		/	Currency	December 31,		/	Currency
	2016	2015	(Decr)	Incr/(Decr)%	2016	2015	(Decr)	Incr/(Decr)%
Revenues
Brazil	378,175	333,400	13.4%	-2.7%	1,333,237	1,361,989	-2.1%	3.0%
Caribbean	111,626	105,284	6.0%	43.0%	409,671	398,144	2.9%	31.7%
NOLAD	95,762	96,147	-0.4%	8.3%	363,965	367,364	-0.9%	7.3%
SLAD	221,596	230,155	-3.7%	28.0%	821,757	925,243	-11.2%	25.0%
TOTAL	807,159	764,986	5.5%	14.2%	2,928,630	3,052,740	-4.1%	13.9%

Operating Income (loss)
Brazil	50,674	58,298	-13.1%	-25.7%	122,636	116,820	5.0%	8.3%
Caribbean	4,567	(10,122)	145.1%	215.9%	(12,392)	(40,102)	69.1%	157.6%
NOLAD	(10,655)	7,175	-248.5%	-294.3%	45,145	8,710	418.3%	464.1%
SLAD	21,863	16,577	31.9%	79.0%	66,359	78,022	-14.9%	25.8%
Corporate and Other	(12,352)	(18,650)	33.8%	2.3%	(43,168)	(70,043)	38.4%	9.0%
TOTAL	54,097	53,278	1.5%	-1.3%	178,580	93,407	91.2%	149.6%

Adjusted EBITDA
Brazil	63,109	73,500	-14.1%	-26.5%	168,076	174,102	-3.5%	0.3%
Caribbean	7,982	2,543	213.9%	635.0%	18,049	2,059	776.6%	2149.8%
NOLAD	10,305	9,982	3.2%	7.7%	36,288	31,424	15.5%	17.9%
SLAD	21,447	25,706	-16.6%	8.3%	76,327	100,718	-24.2%	8.6%
Corporate and Other	(16,567)	(15,413)	-7.5%	-31.1%	(60,295)	(78,132)	22.8%	1.6%
TOTAL	86,276	96,318	-10.4%	-5.4%	238,445	230,171	3.6%	26.2%

Figure 13. Average Exchange Rate per Quarter*
		Brazil	Mexico	Argentina	Venezuela
4Q16		3.30	19.87	15.46	663.81
4Q15		3.85	16.76	10.15	199.68
* Local $ per 1 US$

Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

Figure 14. Summarized Consolidated Balance Sheets (In thousands of U.S. dollars)
	December 31	December 31
	2016	2015
ASSETS
Current assets
Cash and cash equivalents	194,803	112,519
Accounts and notes receivable, net	83,239	63,348
Other current assets (1)	167,148	203,129
Total current assets	445,190	378,996
Non-current assets
Property and equipment, net	847,966	833,357
Net intangible assets and goodwill	43,044	49,486
Deferred income taxes	70,446	63,321
Other non-current assets (2)	98,407	78,042
Total non-current assets	1,059,863	1,024,206
Total assets	1,505,053	1,403,202
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	217,914	187,685
Taxes payable (3)	112,593	97,587
Accrued payroll and other liabilities	144,442	93,112
Other current liabilities (4)	24,620	30,824
Provision for contingencies	764	512
Financial debt (5)	47,975	165,866
Deferred income taxes	0	1,728
Total current liabilities	548,308	577,314
Non-current liabilities
Accrued payroll and other liabilities	23,760	19,381
Provision for contingencies	17,348	20,066
Financial debt (6)	562,195	491,327
Deferred income taxes	1,866	8,224
Total non-current liabilities	605,169	538,998
Total liabilities	1,153,477	1,116,312
Equity
Class A shares of common stock	373,969	371,857
Class B shares of common stock	132,915	132,915
Additional paid-in capital	13,788	12,606
Retained earnings	271,968	193,158
Accumulated other comprehensive losses	(441,649)	(424,263)
Total Arcos Dorados Holdings Inc shareholders’ equity	350,991	286,273
Non-controlling interest in subsidiaries	585	617
Total equity	351,576	286,890
Total liabilities and equity	1,505,053	1,403,202

(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", and "Deferred income taxes" and "McDonald's Corporation's indemnification for contingencies".

(2) Includes "Miscellaneous", "Collateral deposits", "Derivative instruments" and "McDonald´s Corporation indemnification for contingencies".

(3) Includes "Income taxes payable" and "Other taxes payable".

(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".

(5) Includes "Short-term debt", "Current portion of long-term debt" and "Derivative instruments".

(6) Includes "Long-term debt, excluding current portion" and "Derivative instruments".